JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor [redacted]

10th May 2005
For immediate release

Jardine Cycle & Carriage Limited
First Quarter 2005 Financial Statements and Dividend Announcement

The following press release was issued today by the Company's 61%-owned subsidiary, Jardine Cycle & Carriage Limited.

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

GolinHarris
Kennes Young (852) 2501 7987

Jardine Cycle & Carriage

Jardine Cycle & Carriage Limited
239 Alexandra Road
Singapore 159930
Tel (65) 6473 3122 Fax (65) 6475 7088
corporate.affairs@jcclgroup.com

Press Release

www.jcclgroup.com

10 May 2005

JARDINE CYCLE & CARRIAGE LIMITED
FIRST QUARTER 2005 FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

Highlights

- Good profit growth in the first quarter of 2005 largely due to Astra
- Interest in Astra has since increased to over 49%
- En bloc purchase of Marine Parade Garden by MCL Land

"While we believe that the trading performance for the year overall will be good, the full year result will be affected by the absence of any significant contribution from MCL development projects in comparison to 2004 and the impact of disposals of motor operations and investment properties made in 2004."

Anthony Nightingale, Chairman
10 May 2005

Group Results

	Three months ended 31 March				
	2005 US$m	Restated 2004 US$m	*Change %*	**2005 S$m**	*Change %*
Revenue	**272**	434	*-37*	**445**	*-39*
Profit after tax	**79**	62	*27*	**129**	*22*
Underlying profit attributable to shareholders	**75**	56	*33*	**123**	*28*
Profit attributable to shareholders	**78**	59	*33*	**128**	*28*
	US¢	US¢		**S¢**	
Underlying earnings* per share	**22.41**	17.15	*31*	**36.72**	*26*
Earnings per share	**23.49**	17.97	*31*	**38.48**	*26*
	At 31.3.05 US$m	At 31.12.04 US$m	*Change %*	**At 31.3.05 S$m**	*Change %*
Shareholders' funds	**1,321**	1,269	*4*	**2,178**	*5*
	US$	US$		**S$**	
Net asset value per share	**3.96**	3.80	*4*	**6.53**	*5*

The exchange rate of US$1=S$1.6486 (31.12.2004: US$1=S$1.6339) was used for translating assets and liabilities at the balance sheet date and US$1=S$1.6387 (31.3.2004: US$1=S$1.6955) was used for translating the results for the period.

The financial results for the three months ended 31 March 2005 have been prepared in accordance with the International Financial Reporting Standards ("IFRS"). The financial results for the three months ended 31 March 2004 have been restated following the change in accounting policy as set out in Note 8 of this report. These results have not been audited or reviewed by the Auditors.

The financial results for the year ended 31 December 2004 were audited in accordance with the Singapore Standards on Auditing.

CHAIRMAN'S STATEMENT

Jardine Cycle & Carriage achieved good profit growth in the first quarter of 2005 as underlying net profit increased by 33% to US$75 million. Underlying earnings per share rose by a similar percentage to US¢22.41. Net profit increased by 33% after accounting for an exceptional gain of US$4 million arising from the closure of Australian operations. Revenue declined by 37% as no MCL development projects were completed and due to the sale in 2004 of certain operations.

Astra's contribution to underlying profit increased by 64% to US$70 million. Strong consumer demand for motor cars and motorcycles, the increased supply of heavy equipment for mining and improved earnings from financial services led to strong growth in Astra's profit. Astra's profit growth was enhanced by an increase in the Group's shareholding, which stood at 48% at the end of March compared to 38% at the end of the first quarter of 2004.

The underlying profit from motor operations was lower at US$7 million. The effect of lower earnings in Singapore and the loss of the profit from the New Zealand business following its sale was partly offset by the contribution from Tunas Ridean, which was acquired in March 2004.

In line with its revised accounting policy, MCL Land did not recognise any development property profits in the first quarter as no projects were completed in the period and only one minor project is due for completion in the remainder of the year. There were minimal profits from investment properties as the portfolio had been largely sold.

Jardine Cycle & Carriage's consolidated net debt at US$179 million at the end of March was US$25 million lower than the level at the end of 2004.

Dividends

The Board does not propose to declare a dividend for the three months ended 31 March 2005 (31 March 2004: Nil).

Developments

Jardine Cycle & Carriage's stake in Astra was increased by 1% to about 48% during the quarter at a cost of US$23 million.

The sale of Wisma Cyclecarri was completed on 31 January 2005. MCL Land was successful in securing an 81,072 sq ft site at Marine Parade Garden at St Patrick's Road for US$25 million under an en bloc agreement. The purchase is still subject to Strata Titles Board approval. The purchase of the freehold site, Maryland Point at Amber Gardens was completed on 26 April 2005.

Prospects

While we believe that the trading performance for the year overall will be good, the full year result will be affected by the absence of any significant contribution from MCL development projects in comparison to 2004 and the impact of disposals of motor operations and investment properties made in 2004.

Anthony Nightingale
Chairman
10 May 2005

Jardine Cycle & Carriage Limited

Consolidated Profit and Loss Account for the three months ended 31 March

	Note	2005 US$m	Restated 2004 US$m	*Change* %
Revenue		**271.7**	434.2	*-37*
Cost of sales		**(246.9)**	(390.8)	*-37*
Group profit		**24.8**	43.4	*-43*
Other operating income		**6.8**	4.8	*42*
Selling and distribution expenses		**(15.0)**	(18.4)	*-18*
Administrative expenses		**(7.5)**	(14.4)	*-48*
Operating profit		**9.1**	15.4	*-41*
Financing charges		**(2.6)**	(1.3)	*100*
Share of associates' and joint ventures' results		**74.4**	51.7	*44*
Profit before tax	3	**80.9**	65.8	*23*
Tax	4	**(1.8)**	(3.4)	*-47*
Profit after tax		**79.1**	62.4	*27*
Profit attributable to:				
Shareholders of the Company		**78.4**	59.0	*33*
Minority interests		**0.7**	3.4	*-79*
		79.1	62.4	*27*
		US¢	US¢	%
Earnings per share:	5			
- basic		**23.49**	17.97	*31*
- fully diluted		**23.46**	17.92	*31*

Jardine Cycle & Carriage Limited
Consolidated Balance Sheet

	Note	At 31.3.05 US$m	At 31.12.04 US$m
Non-current assets			
Property, plant and equipment		**65.0**	65.5
Investment properties		**44.8**	31.5
Leasehold land payments		**24.9**	24.8
Interests in associates and joint ventures		**1,161.2**	1,088.6
Deferred tax assets		**2.1**	2.1
Non-current investment		**22.3**	22.7
Other non-current assets		**0.3**	0.4
		1,320.6	1,235.6
Current assets			
Development properties for sale		**286.9**	286.2
Stocks		**136.2**	148.4
Debtors		**172.9**	182.6
Current tax assets		**4.0**	4.0
Bank balances and other liquid funds		**209.4**	177.0
		809.4	798.2
Non-current assets held for sale		**-**	40.8
		809.4	839.0
Total assets		**2,130.0**	2,074.6
Non-current liabilities			
Borrowings due after one year	6	**-**	39.8
Deferred tax liabilities		**5.8**	5.7
Other non-current liabilities		**0.9**	0.7
		6.7	46.2
Current liabilities			
Provisions		**18.0**	19.1
Borrowings due within one year	6	**388.5**	341.0
Current tax liabilities		**22.5**	22.3
Creditors		**151.6**	153.1
		580.6	535.5
Liabilities directly associated with non-current assets held for sale		**-**	1.2
		580.6	536.7
Total liabilities		**587.3**	582.9
Net assets		**1,542.7**	1,491.7
Share capital and reserves			
Share capital		**183.7**	183.6
Share premium		**255.3**	254.9
Fair value and other reserves		**17.1**	17.2
Revenue reserve		**865.1**	813.6
Shareholders' funds		**1,321.2**	1,269.3
Minority interests		**221.5**	222.4
		1,542.7	1,491.7
Net asset value per share		**US$ 3.96**	US$3.80

Jardine Cycle & Carriage Limited
Consolidated Statement of Changes in Equity for the three months ended 31 March

	Attributable to shareholders					Minority interests	Total equity
	Share capital US$m	Share premium US$m	Fair value and other reserves US$m	Revenue reserve US$m	Total US$m	US$m	US$m
Balance at 1 January 2005	183.6	254.9	17.2	813.6	1,269.3	222.4	1,491.7
Revaluation deficit	-	-	(0.8)	-	(0.8)	-	(0.8)
Fair value gain of available-for-sale investments, net of tax	-	-	0.7	-	0.7	(0.1)	0.6
Translation difference	-	-	-	(26.9)	(26.9)	(1.5)	(28.4)
Net loss recognised directly in equity	-	-	(0.1)	(26.9)	(27.0)	(1.6)	(28.6)
Profit for the financial period	-	-	-	78.4	78.4	0.7	79.1
Total recognised gain/(loss) for the financial period	-	-	(0.1)	51.5	51.4	(0.9)	50.5
Issue of shares	0.1	0.4	-	-	0.5	-	0.5
Balance at 31 March 2005	183.7	255.3	17.1	865.1	1,321.2	221.5	1,542.7
Balance at 1 January 2004	180.4	239.9	13.5	533.2	967.0	216.2	1,183.2
Effect of adopting IFRS 3	-	-	-	14.1	14.1	-	14.1
Share of associate's effect of adopting IFRS 3	-	-	-	0.3	0.3	-	0.3
	180.4	239.9	13.5	547.6	981.4	216.2	1,197.6
Revaluation surplus	-	-	1.4	-	1.4	-	1.4
Fair value loss of available-for-sale investments, net of tax	-	-	(0.4)	-	(0.4)	-	(0.4)
Share of associates' loss on dilution of interest in investments	-	-	-	(5.0)	(5.0)	-	(5.0)
Translation difference	-	-	-	(6.5)	(6.5)	2.0	(4.5)
Net gain/(loss) recognised directly in equity	-	-	1.0	(11.5)	(10.5)	2.0	(8.5)
Profit for the financial period	-	-	-	59.0	59.0	3.4	62.4
Total recognised gain for the financial period	-	-	1.0	47.5	48.5	5.4	53.9
Dividends (net)	-	-	-	-	-	(0.6)	(0.6)
Issue of shares	0.1	0.3	-	-	0.4	0.1	0.5
Share options granted to employees and directors	-	-	0.4	-	0.4	-	0.4
Disposal of a subsidiary	-	-	-	-	-	(0.3)	(0.3)
Balance at 31 March 2004	180.5	240.2	14.9	595.1	1,030.7	220.8	1,251.5

Jardine Cycle & Carriage Limited
Company Balance Sheet

	At 31.3.05 US$m	At 31.12.04 US$m
Non-current assets		
Property, plant and equipment	**1.0**	0.9
Interests in subsidiaries	**472.0**	476.2
Interests in associates	**951.3**	937.5
	1,424.3	1,414.6
Current assets		
Debtors	**21.8**	35.8
Bank balances and other liquid funds	**0.1**	1.8
	21.9	37.6
Total assets	**1,446.2**	1,452.2
Non-current liabilities		
Deferred tax liabilities	**0.4**	0.4
	0.4	0.4
Current liabilities		
Borrowings due within one year	**328.6**	273.7
Current tax liabilities	**0.8**	0.9
Creditors	**80.5**	129.3
	409.9	403.9
Total liabilities	**410.3**	404.3
Net assets	**1,035.9**	1,047.9
Share capital and reserves		
Share capital	**183.7**	183.6
Share premium	**255.3**	254.9
Share option reserve	**0.4**	0.4
Revenue reserve	**596.5**	609.0
Shareholders' funds	**1,035.9**	1,047.9
Net asset value per share	**US$3.10**	US$3.14

Jardine Cycle & Carriage Limited

Company Statement of Changes in Equity for the three months ended 31 March

	Share capital US$m	Share premium US$m	Share option reserve US$m	Revenue reserve US$m	Total US$m
Balance at 1 January 2005	183.6	254.9	0.4	609.0	1,047.9
Translation difference – loss recognised directly in equity	-	-	-	(9.3)	(9.3)
Loss for the financial period	-	-	-	(3.2)	(3.2)
Total recognised loss for the financial period	-	-	-	(12.5)	(12.5)
Issue of shares	0.1	0.4	-	-	0.5
Balance at 31 March 2005	183.7	255.3	0.4	596.5	1,035.9
Balance at 1 January 2004	180.4	239.9	-	538.1	958.4
Translation difference – gain recognised directly in equity	-	-	-	12.4	12.4
Profit for the financial period	-	-	-	1.2	1.2
Total recognised gain for the financial period	-	-	-	13.6	13.6
Issue of shares	0.1	0.3	-	-	0.4
Share options granted to employees and directors	-	-	0.4	-	0.4
Balance at 31 March 2004	180.5	240.2	0.4	551.7	972.8

Jardine Cycle & Carriage Limited
Consolidated Statement of Cash Flows for the three months ended 31 March

	Note	2005 US$m	Restated 2004 US$m
Cash flows from operating activities	7	**21.7**	52.9
Cash generated from operations			
Interest paid		**(2.3)**	(1.5)
Interest received		**1.6**	1.5
Other finance costs paid		**(0.4)**	-
Income tax paid		**(1.3)**	(0.9)
		(2.4)	(0.9)
Net cash flows from operating activities		**19.3**	52.0
Cash flows from investing activities			
Sale of property, plant and equipment		**0.9**	0.8
Sale of investment properties		**36.7**	2.5
Sale of shares in associates		**1.1**	7.4
Purchase of property, plant and equipment		**(2.6)**	(4.5)
Leasehold land payments		**(0.3)**	-
Purchase of investment property		**(9.6)**	-
Purchase of shares in associates		**(23.1)**	(53.4)
Distribution of excess cash to minority shareholders		**-**	(0.2)
Net cash flows from/(used in) investing activities		**3.1**	(47.4)
Cash flows from financing activities			
Proceeds from issue of shares		**0.5**	0.4
Net increase/(repayment) of loans		**10.9**	(50.2)
Investment by minority shareholders		**-**	0.1
Dividends paid to minority shareholders		**-**	(0.6)
Net cash flows from/(used in) financing activities		**11.4**	(50.3)
Net change in cash and cash equivalents		**33.8**	(45.7)
Cash and cash equivalents at the beginning of the financial period		**177.0**	116.1
Effect of exchange rate changes		**(1.4)**	(0.5)
Cash and cash equivalents at the end of the financial period		**209.4**	69.9

Jardine Cycle & Carriage Limited
Notes

1 **Basis of preparation**

The financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") and are consistent with those set out in the 2004 audited accounts.

The preparation of financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from these estimates.

2 **Reconciliation between IAS 17 and IAS 40 and FRS 25**

A reconciliation of the differences between IAS 17 Leases ("IAS 17") and IAS 40 Investment Properties ("IAS 40") and Singapore's FRS 25 Accounting for Investments ("FRS 25") is to be disclosed as required by the Accounting and Corporate Regulatory Authority in approving the Company's application for the adoption of International Financial Reporting Standards.

The differences between IAS 17 and IAS 40 and FRS 25 arise from the accounting treatment of valuation changes in investment properties. Under IAS 40, investment properties are carried at fair value and changes in fair values are recognised directly in the consolidated profit and loss account. This contrasts with FRS 25 where the investment properties are carried at revalued amounts. The net surplus or deficit on revaluation is first taken to revaluation reserve unless the revaluation surplus is insufficient to cover the deficit, in which case, the amount by which the deficit exceeds the available surplus is charged to the consolidated profit and loss account. The surplus on revaluation not utilised at the date of the sale of investment properties is taken to the consolidated profit and loss account.

There are no financial effects in adopting these standards for the three months ended 31 March 2005.

3 **Profit before tax**

	Group		
Three months ended 31 March	**2005 US$m**	2004 US$m	*Change %*
Profit before tax is determined after including:			
Interest income	**1.0**	0.8	*25*
Interest expense	**(2.3)**	(1.3)	*77*
Depreciation and amortisation of property, plant and equipment and leasehold land payments	**(2.1)**	(2.5)	*-16*
Revaluation deficit of property, plant and equipment	**-**	(0.4)	*-100*
Write-down of stocks	**-**	(0.2)	*-100*
Write-back/(impairment) of doubtful debts	**1.4**	(0.8)	*nm*
Provision for warranty and goodwill claims	**(1.9)**	(2.2)	*-14*
Write-back of provision for closure costs	**1.2**	-	*100*
Net exchange gain/(loss)	**2.3**	(0.4)	*nm*
Profit/(loss) on:			
- sale of property, plant and equipment	**-**	0.2	*-100*
- sale of investment properties	**-**	(0.2)	*-100*
- sale of a subsidiary	**-**	0.7	*-100*
- sale of an associate	**-**	0.9	*-100*
Fair value changes of forward exchange contracts	**0.1**	0.3	*-67*
Share options granted to employees and directors	**-**	(0.4)	*-100*
Goodwill on acquisition of shares in an associate	**-**	(0.7)	*-100*
Share of associates'			
- amortisation of intangibles	**1.5**	-	*100*
- exchange loss on foreign currency debts	**-**	(2.5)	*-100*
- gain on sale of investments	**-**	2.6	*-100*

nm: not meaningful

4 Tax

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies operate after taking into account non-deductible expenses and group tax relief.

5 Earnings per share

	Group	
Three months ended 31 March	**2005**	2004
	US$m	US$m
Basic earnings per share		
Profit attributable to shareholders	**78.4**	59.0
Weighted average number of ordinary shares in issue (millions)	**333.7**	328.3
Basic earnings per share	**US¢23.49**	US¢17.97
Diluted earnings per share		
Profit attributable to shareholders	**78.4**	59.0
Weighted average number of ordinary shares in issue (millions)	**333.7**	328.3
Adjustment for assumed conversion of share options (millions)	**0.5**	0.9
Weighted average number of ordinary shares for diluted earnings per share (millions)	**334.2**	329.2
Diluted earnings per share	**US¢23.46**	US¢17.92
Underlying earnings per share		
Underlying profit attributable to shareholders	**74.8**	56.3
Basic underlying earnings per share	**US¢22.41**	US¢17.15
Diluted underlying earnings per share	**US¢22.38**	US¢17.10

A reconciliation of the profit attributable to shareholders and underlying profit is as follows:

	Group	
Three months ended 31 March	**2005**	2004
	US$m	US$m
Profit attributable to shareholders	**78.4**	59.0
Less:		
Exceptional items		
Share of associate's gain on sale of investments	**-**	2.6
Goodwill on acquisition of shares in an associate	**-**	(0.7)
Profit on closure of Australian operations	**3.6**	0.9
Loss on sale of an investment property	**-**	(0.1)
	3.6	2.7
Underlying profit attributable to shareholders	**74.8**	56.3

6 Borrowings

	Group	
	At 31.3.05 US$m	At 31.12.04 US$m
Borrowings due within one year:		
- secured	**1.6**	-
- unsecured	**386.9**	341.0
	388.5	341.0
Borrowings due after one year:		
- secured	**-**	39.8
Total borrowings	**388.5**	380.8

Certain subsidiaries of the Group have pledged their assets in order to obtain bank loans and guarantee facilities from financial institutions. The net book value of properties and other assets pledged/mortgaged to financial institutions amounted to US$252.5 million (31.12.04: US$246.5 million).

7 Cash flows from operating activities

	Group	
Three months ended 31 March	**2005 US$m**	2004 US$m
Profit before tax	**80.9**	65.8
Adjustments for:		
Interest income	**(1.0)**	(0.8)
Financing charges	**2.6**	1.3
Share of associates' and joint ventures' results	**(74.4)**	(51.7)
Depreciation and amortisation of property, plant and equipment and leasehold land payments	**2.1**	2.5
Revaluation deficit of property, plant and equipment	**-**	0.4
Foreign exchange translation difference	**(2.3)**	0.6
Profit on sale of property, plant and equipment	**-**	(0.2)
Loss on sale of investment properties	**-**	0.2
Profit on sale of an associate	**-**	(0.9)
Share options granted to employees and directors	**-**	0.4
	(73.0)	(48.2)
Operating profit before working capital changes	**7.9**	17.6
Changes in working capital:		
Development properties for sale	**(3.1)**	2.5
Stocks	**11.3**	43.2
Debtors	**7.9**	(9.6)
Creditors	**(2.3)**	(0.8)
	13.8	35.3
Cash flows from operating activities	**21.7**	52.9

8 Change in accounting policy

The Group has consistently recognised revenue and profit from the sale of development properties using the percentage of completion ("POC") method by applying IAS 11: Construction Contracts for the year ended 31 December 2003 and Singapore Statement of Accounting Standard 11 for the years prior to 31 December 2003.

In November 2004, the International Financial Reporting Interpretation Committee issued a clarification, which indicated that the POC method might not apply to pre-completion contracts for the sale of development properties and the sale of development properties should be accounted for as sales of goods under IAS 18: Revenue and not accounted for under IAS 11 as the typical pre-completion contracts for the sale of development properties do not fall within the definition of construction contracts.

8 Change in accounting policy (continue)

For the year ended 31 December 2004, the Group changed its accounting policy to recognise revenue and profit on the sale of development properties from the POC method to the completion method when the projects have been completed and are delivered. The key effects on the financial statements for the period ended 31 March 2004 are as follows:

	Development properties for sale	Shareholders' funds	Revenue	Profit attributable to shareholders	Earnings per share
	US$m	US$m	US$m	US$m	US¢
31 March 2004					
Group's balances based on POC method	344.2	1,059.5	391.5	61.5	18.73
Impact of using completion Method	83.6	(28.8)	42.7	(2.5)	
Group's balances based on completion method	427.8	1,030.7	434.2	59.0	17.97

9 Interested person transactions

Name of interested person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	US$m	US$m
Three months ended 31 March 2005		
Jardine Matheson Limited		
- management consultancy services	-	0.5

10 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 777,000 as at 31 March 2005 (31.12.2004: 945,000).

Between 1 January 2005 and 31 March 2005, 168,000 ordinary shares were issued for cash to executives who exercised the options granted under the CCL Executives' Share Option Schemes to subscribe for shares of S$1.00 each in the capital of the Company at the exercise prices of S$2.33, S$2.467, S$2.927 and S$5.699 per share.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 1 January 2005 and 31 March 2005.

11 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the exceptional items set out in note 5 of this report.

No other significant transaction or event has occurred between 31 March 2005 and the date of this report other than the acquisition of an additional interest of about 2% at a cost of US$89 million, bringing the Group's interest in Astra to over 49%.

- end -

For further information, please contact:
Jardine Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

The full text of the Financial Statements and Dividend Announcement for the first quarter 2005 can be accessed through the internet at 'www.jcclgroup.com'.

Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

11th May 2005

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED 2005 MAY 20 A 11:43 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir

Jardine Strategic Holdings Limited ("JSH")
Directors' Share Transactions

1. In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JSH of the following Directors' share transactions in JSH:-

Name of Director	Nature of transaction	Date of transaction	No. of shares acquired	Price per share
C G R Leach	Scrip Dividend	11/05/2005	+ 554	US$9.93
Brian Keelan	Scrip Dividend	11/05/2005	+ 2,618	US$9.93
George Koo	Scrip Dividend	11/05/2005	+ 1,424	US$9.93
R C Kwok	Scrip Dividend	11/05/2005	+ 759	US$9.93

2. In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JSH of the following Director's share transaction in Jardine Matheson Holdings Limited ("JMH"), the holding company of JSH:-

Name of Director	Nature of transaction	Date of transaction	No. of shares acquired	Price per share
George Koo	Scrip Dividend of JMH	11/05/2005	+ 376	US$17.66

Under the same London requirements, the above notifications have also been made on behalf of JSH's holding company and relevant subsidiaries where the Director is also a director of those companies.

Yours faithfully
JARDINE MATHESON LIMITED